Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

October 26, 2006

Performance improvements, higher prices bolster Q3 results

Catalyst Paper posted positive operating results in the third quarter, driven by higher product prices, continued performance improvements and lower costs.

Net earnings for the third quarter were $2.5 million or $0.01 per common share on sales of $486.0 million, compared to net earnings of $42.4 million or $0.20 per common share in the second quarter.

The third quarter results include a $0.1 million (less than $0.01 per common share) after-tax foreign-exchange gain on the translation of US dollar denominated debt, a $4.0 million ($0.02 per common share) future income tax provision adjustment and $2.2 million ($0.01 per common share) of after-tax costs resulting from a tender offer initiated by Third Avenue Management, LLC. This compares to a $26.2 million ($0.12 per common share) after tax foreign-exchange gain on the translation of US dollar denominated debt and a $22.9 million ($0.11 per common share) release of future income taxes in the second quarter.

Earnings before income tax, depreciation and amortization for the third quarter were $62.8 million, up from $52.4 million in the second quarter. Gains made in the third quarter were partially offset by the effect of the strong Canadian dollar.

“While higher product prices - particularly for pulp - gave us a welcome boost this quarter, it’s the success of our performance improvement program that builds real value to mitigate the effects of the persistently high Canadian dollar,” said president and CEO Russell J. Horner. “Our ongoing focus on the fundamentals is paying off as we make the most of our strategic location and product mix flexibility to keep pace with market dynamics during a difficult time for our industry.”

The company’s performance improvement program delivered $20 million toward this year’s $70- million goal in the third quarter. This brings the program’s total for the year to $52 million, primarily through product optimization, productivity improvements and cost savings for fibre, energy, chemicals and freight. With the 2006 target in sight, the company will begin to focus on its 2007 performance improvement program in the fourth quarter.

Demand for the company’s pulp products was strong in the third quarter, with European benchmark pulp prices reaching a six-year high. Strong box shipments boosted demand for kraft paper and prices for the company’s white top linerboard products remained firm.

Demand for coated mechanical papers increased during the third quarter, helping to stabilize prices. Demand for uncoated paper was also up and the company increased prices for its soft-calendered grades. Directory paper demand and pricing remained steady.

While newsprint prices rose slightly in the quarter, consumption and demand in the US continued to decline.

During the third quarter the company announced it would temporarily idle the groundwood pulp plant at its Port Alberni mill, replacing higher-cost groundwood pulp with recycled de-inked pulp. Because the shutdown is temporary, there are no accounting implications for the quarter.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation’s common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

Russell J. Horner, President and CEO and Ralph Leverton, Vice-President, Finance and CFO will hold a conference call with financial analysts and institutional investors on Friday, Oct. 27, 2006 at 11 a.m. EDT, 8 a.m. PDT to present the company’s third-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

This release contains certain forward-looking statements which are subject to a number of risks and uncertainties. These forward-looking statements reflect management's current views and are based on certain assumptions. A number of factors or assumptions could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including the general economic conditions in the US, Canada and internationally, market conditions, product pricing, demand for the company's products and the company's ability to successfully obtain performance improvements. Additional information about these and other factors can be found under the heading “Risks and Uncertainties” in Catalyst’s Management’s Discussion and Analysis dated October 26, 2006, a copy of which is available on SEDAR at www.sedar.com and our website at www.catalystpaper.com.The forward-looking statements are not guarantees of future performance and there is no assurance that any of the events anticipated by the forward-looking statements will occur, or if they do occur what benefits, if any, the company will obtain.

For more information:

Investors: Ralph Leverton Vice-President, Finance and CFO 604-654-4040	Media: Lyn Brown Vice-President, Corporate Affairs 604-654-4212